The Prudential Series Fund

655 Broad Street, 17th Floor

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

April 14, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Scott W. Lee

Re:	The Prudential Series Fund: Form N-1A
Post-Effective Amendment No. 89 to the Registration
Statement under the Securities Act of 1933;
Amendment No. 92 to the Registration Statement under
the Investment Company Act of 1940
Securities Act Registration No. 002-80896
Investment Company Act No. 811-03623

Dear Mr. Lee:

On behalf of The Prudential Series Fund (the Registrant), set forth below is my response to the telephonic comment received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the Commission) on April 14, 2021. Such comment relates to the Registrant's Post-Effective Amendment No. 89 to the Registration Statement under the Securities Act of 1933, as amended (the 1933 Act) and Amendment No. 92 to the Registration Statement under the Investment Company Act of 1940 (the 1940 Act) (the Amendment). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding new share classes to multiple portfolios of the Registrant. The multiple portfolios are as follows:

PSF Global Portfolio	PSF PGIM Jennison Blend Portfolio
PSF Mid-Cap Growth Portfolio	PSF PGIM Jennison Focused Blend Portfolio
PSF Natural Resources Portfolio	PSF PGIM Jennison Growth Portfolio
PSF PGIM 50/50 Balanced Portfolio	PSF PGIM Jennison Value Portfolio
PSF PGIM Flexible Managed Portfolio	PSF PGIM Total Return Bond Portfolio
PSF PGIM Government Income Portfolio	PSF Small-Cap Stock Index Portfolio
PSF PGIM High Yield Bond Portfolio	PSF Stock Index Portfolio

The Registrant submits that the comment referenced below was previously provided by the Staff during the March 11, 2021 telephone call. However, the comment was inadvertently not included in the previously filed response letter, which was filed on April 6, 2021.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment. The Staff's comments and the Registrant's responses are set forth below.

PROSPECTUS:

1.Comment: Asset-Backed and/or Mortgage-Backed Securities are not described as a principal investment strategy of the PSF PGIM 50/50 Balanced Portfolio and other portfolios in this filing. However, the "Principal Risks of Investing in the Portfolio" section of the PSF PGIM 50/50 Balanced Portfolio and other portfolios in the filing currently include Asset-Backed and/or Mortgage-Backed Securities Risk disclosure. Please clarify if the Portfolio will invest in asset-backed and/or mortgage- backed securities by adding strategy disclosure. In the alternative, please remove the Asset-Backed and/or Mortgage-Backed Securities Risk disclosure.

Response: The Registrant notes that the specific Portfolios that include Asset-Backed and/or Mortgage-Backed Securities Risk disclosure are Portfolios that also include principal investment strategy language disclosing that such Portfolios invest in asset-backed and/or mortgage-backed securities in the principal investment strategy section of the statutory prospectus. As such, the Registrant submits that the disclosure sufficiently addresses this principal investment strategy. However, the Registrant will consider adding corresponding disclosure to the Summary Prospectuses of the applicable Portfolios in a future filing to disclose that such investments are part of the Portfolios' principal investment strategies. The Registrant will also continue to assess each applicable Portfolio's principal investment strategy disclosure and will consider making additional enhancements pertaining to asset backed securities and mortgage-backed securities in a future filing.

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Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Vice President and Corporate Counsel

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